SEC FILE NUMBER 000-50590

CUSIP NUMBER 761640 10 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	|_| Form 10-KSB	|_| Form 20-F	|_| Form 11-K	|X| Form 10-QSB
	|_| Form 10-D	|_| Form N-SAR	|_| Form N-CSR

For Period Ended:	June 30, 2005

|_|	Transition Report on Form 10-K	|_|	Transition Report on Form 10-Q
|_|	Transition Report on Form 20-F	|_|	Transition report on Form N-SAR
|_|	Transition Report on Form 11-K
For the Transition Period Ended:	N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

Part I. Registrant Information

Full Name of Registrant:	Rexahn Pharmaceuticals, Inc.

Former Name if Applicable:	Corporate Road Show.Com Inc.

Address of Principal Executive Office (Street and number):	9620 Medical Center Drive

City, State and Zip Code:	Rockville, Maryland20850

Part II. Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|	(b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR or Form N-CRS, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached ifapplicable.

Part III. Narrative

State below in reasonable detail why Forms 10-KSB, 20-F, 11-K, 10-QSB, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As reported in the Current Report on Form 8-K filed by the Registrant on August 11, 2005, on August 8, 2005 the Registrant completed a private placement of $8.35 million of common stock and $1.3 million principal amount of convertible notes to private investors in Korea. As a result of the private placement, the Registrant’s management has been focusing its resources and attention on matters related to the private placement and accordingly, has been unable to prepare timely the Form 10-QSB.

Part IV. Other Information

(1) Name and telephone number of person to contact in regard to this notification

Tae Heum Jeong	(240)	268-5305
(Name)	(Area code)	(Telephone number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

|X| Yes     |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X| Yes     |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Total Revenues

For the three-month and six-month periods ended June 30, 2005, the Registrant recorded revenue of $27,668 and $51,227, respectively, including $18,750 and $37,500 from the recognition of deferred revenue from a $1,500,000 contribution made in 2003 to the Registrant under a collaborative research agreement with Rexgene Biotech Co., Ltd., a minority shareholder. The Registrant recorded $8,918 and $13,727 of interest and other income from the investment of the Registrant’s cash and cash equivalents and other short-term investments for the three-month and six-month periods ended June 30, 2005, respectively, compared to $14,077 and $28,852 for the same periods in 2004. The decrease of $5,159 and $15,125 in revenues, or 15.7% and 22.8%, was primarily due to a decrease in interest income in the three-month and six-month periods ended June 30, 2005, respectively, compared to the same periods in 2004 as a result of lower cash and cash equivalent balances during the 2005 periods.

General and Administrative Expenses

General and administrative expenses increased $546,060 and $753,293, or 123.8% and 105.7%, from $441,161 and $712,687 for the three-month and six-month periods ended June 30, 2004 to $987,221 and $1,465,980, respectively, for the same periods ended June 30, 2005. The increase was due primarily to professional fees incurred in connection with the Registrant’s reverse merger transaction completed on May 13, 2005, including legal and accounting.

Research and Development Expenses

Research and development expenses decreased $310,937 and $256,499, or 80.6% and 44.8%, from $386,001 and $572,234 for the three-month and six-month periods ended June 30, 2004 to $75,064 and $315,735 for the three-month and six-month periods ended June 30, 2005, respectively. The decrease was due primarily to the fact that the preclinical trials of RX-0201, one of the Registrant’s drug candidates, did not take place during the six-month period ended June 30, 2005. From the third quarter of 2005, the Registrant expects that research and development expenses will increase as its drug candidates move into the clinical trials phases of development.

Stock Option Compensation Expense

In 2003 the Registrant’s board of directors adopted and the Registrant’s shareholders approved the Rexahn Stock Option Plan. Under the plan, the Registrant incurred a compensation credit of $4,592 and compensation expense of $268,919 for the three-month and six-month periods ended June 30, 2005, compared to compensation expenses of $83,869 and $162,388 for options issued to employees and non-employees for the same periods ended June 30, 2004.

Patent Fees

Our patent fees increased $10,252, or 105.2%, from $9,748 for the six-month period ended June 30, 2004 to $20,000 for the six-month period ended June 30, 2005. The increase was due primarily to a increase in the number of patent filings made during the six-month period ended June 30, 2005 compared to the same period ended June 30, 2004.

Depreciation

Depreciation expense increased $4,652 and $9,736, or 39.2% and 41.8%, from $11,864 and $23,297 for the three-month and six-month periods ended June 30, 2004 to $16,516 and $33,033 for same periods ended June 30, 2005. The increase was due primarily to a move to a new facility in June 2004 and the related purchase of new laboratory equipment.

Rexahn Pharmaceuticals, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 16, 2005	By: /s/ Tae Heum Jeong Name: Tae Heum Jeong Title: Chief Financial Officer and Secretary

5